Mail Stop 3-9									February 3,
2005

Cory H. Gelman
President and Secretary
Banyan Corporation
Suite 500
1925 Century Park East
Los Angeles, California 90067

Re:	Banyan Corporation
Revised Proxy Statement on Schedule 14A, filed January 28, 2005
File No. 000-26065

Dear Mr. Gelman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

      1. We note your response to prior comment 3 relating to audit committee disclosure and the fact that you have no audit committee.
However, we continue to believe that the Company should disclose why it has not created an audit committee, particularly in light of the fact that charter contemplates one. The Company should also disclose its intention to create an audit committee in the future and should provide a timeline for its establishment.

      2. With respect to prior comment 7 regarding the identity of the recipient of Class A stock, please name the owner of Advanced explicitly.

      3. We note your response to prior comment 9 regarding the interest rates on the notes payable. However, please explain your statement that the note payable of $200,000 is not comparable to other notes. Furthermore, you should disclose explicitly that the rates of interest received by the Gelmons in transactions that affect
Company shareholders is greater than the interest paid by the Gelmons in other transactions that affect Company shareholders.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Zafar Hasan, Attorney-Advisor, at (202) 942-
7381, or me at (202) 942-1789 with any comments or questions regarding this comment letter.

								Sincerely,




								Jeffrey P. Riedler
								Assistant Director

CC: NOEL E. GUARDI
3224 S. Newcombe St., Suite 2105
Lakewood, CO 80227
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